HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2022 and 2021

The following Management’s Discussion and Analysis (MD&A) of the financial condition and results of operations should be read together with the unaudited condensed interim consolidated financial statements and accompanying notes thereto (Consolidated Financial Statements) of Hydro One Inc. (Hydro One or the Company) for the three months ended March 31, 2022, as well as the Company’s audited consolidated financial statements and MD&A for the year ended December 31, 2021. The Consolidated Financial Statements have been prepared in accordance with United States (US) Generally Accepted Accounting Principles (GAAP). All financial information in this MD&A is presented in Canadian dollars, unless otherwise indicated.
The Company has prepared this MD&A in accordance with National Instrument 51-102 - Continuous Disclosure Obligations of the Canadian Securities Administrators. Under the US/Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canadian securities laws and regulations, which can vary from those of the US. This MD&A provides information as at and for the three months ended March 31, 2022, based on information available to management as of May 4, 2022.
CONSOLIDATED FINANCIAL HIGHLIGHTS AND STATISTICS

Three months ended March 31 (millions of dollars, except as otherwise noted)	2022	2021	Change
Revenues	2,037	1,802	13.0%
Purchased power	1,014	894	13.4%
Revenues, net of purchased power[1]	1,023	908	12.7%
Operation, maintenance and administration (OM&A) costs	280	273	2.6%
Depreciation, amortization and asset removal costs	235	221	6.3%
Financing charges	114	114	—%
Income tax expense	80	27	196.3%
Net income to common shareholder of Hydro One	312	271	15.1%

Basic earnings per common share (EPS)	$2,193	$1,905	15.1%
Diluted EPS	$2,193	$1,905	15.1%

Net cash from operating activities	430	513	(16.2%)
Funds from operations (FFO)[1]	629	572	10.0%

Capital investments	444	524	(15.3%)
Assets placed in-service	225	154	46.1%

Transmission: Average monthly Ontario 60-minute peak demand (MW)	20,677	19,937	3.7%
Distribution: Electricity distributed to Hydro One customers (GWh)	8,895	8,156	9.1%

As at	March 31, 2022	December 31, 2021
Debt to capitalization ratio[2]	55.2%	55.2%
1    The Company prepares and presents its financial statements in accordance with US GAAP. The Company also utilizes non-GAAP financial measures to assess its business and measure overall underlying business performance. FFO and Revenues, net of purchased power are non-GAAP financial measures. Non-GAAP financial measures do not have a standardized meaning under GAAP, which is used to prepare the Company’s financial statements and might not be comparable to similar financial measures presented by other entities. See the section “Non-GAAP Financial Measures” for a discussion of these non-GAAP financial measures and a reconciliation of such measures to the most directly comparable GAAP measure.
2    Debt to capitalization ratio is a non-GAAP ratio. Non-GAAP ratios do not have a standardized meaning under GAAP, which is used to prepare the Company’s financial statements and might not be comparable to similar financial measures presented by other entities. See the section “Non-GAAP Financial Measures” for a discussion of this non-GAAP ratio and its component elements.
OVERVIEW
The Company's transmission business consists of the transmission system operated by its subsidiaries, Hydro One Networks Inc. (Hydro One Networks) and Hydro One Sault Ste. Marie LP (HOSSM), as well as an approximately 66% interest in B2M Limited Partnership, a limited partnership between Hydro One and the Saugeen Ojibway Nation, and an approximately 55% interest in Niagara Reinforcement Limited Partnership, a limited partnership between Hydro One and Six Nations of the Grand River Development Corporation and the Mississaugas of the Credit First Nation (collectively, the First Nations Partners).
Hydro One’s distribution business consists of the distribution system operated by its subsidiaries, Hydro One Networks and Hydro One Remote Communities Inc. (Hydro One Remote Communities).

1

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three months ended March 31, 2022 and 2021

The other segment consists of certain corporate activities, and is not rate-regulated.
For the three months ended March 31, 2022 and 2021, Hydro One’s segments accounted for the Company’s total revenues, net of purchased power1, as follows:

Three months ended March 31	2022	2021
Transmission	51%	49%
Distribution	49%	51%
Other	—%	—%
At March 31, 2022 and December 31, 2021, Hydro One’s segments accounted for the Company’s total assets as follows:

As at	March 31, 2022	December 31, 2021
Transmission	60%	60%
Distribution	39%	38%
Other	1%	2%
RESULTS OF OPERATIONS
Net Income
Net income attributable to the common shareholder for the quarter ended March 31, 2022 of $312 million is an increase of $41 million, or 15.1%, from the prior year. Significant influences on net income attributable to common shareholder of Hydro One included:
•higher revenues, net of purchased power,1 resulting from:
•an increase in transmission revenues due to higher peak demand and Ontario Energy Board (OEB)-approved 2022 transmission rates; and
•an increase in distribution revenues, net of purchased power,1 due to OEB-approved 2022 distribution rates and higher energy consumption.
•higher OM&A costs primarily resulting from an increase in the allowance for doubtful accounts.
•higher depreciation, amortization and asset removal costs due to growth in capital assets as the Company continues to place new assets in-service, consistent with its ongoing capital investment program.
•higher income tax expense primarily attributable to:
•higher pre-tax earnings adjusted for the collection of deferred tax asset (DTA) amounts previously shared with ratepayers; partially offset by
•higher deductible timing differences compared to the prior year.
Revenue was also positively impacted by the OEB’s decision in April 2021 (DTA Implementation Decision) regarding the recovery of the DTA amounts allocated to ratepayers for the 2017 to 2022 period. In its DTA Implementation Decision, the OEB approved recovery of the DTA amounts allocated to ratepayers and included in customer rates for the 2017 to 2021 period plus carrying charges over a two-year recovery period commencing on July 1, 2021. In addition, the DTA Implementation Decision required that Hydro One adjust the transmission revenue requirement and the base distribution rates effective January 1, 2022 to eliminate any further tax savings flowing to customers. These impacts are offset by a higher tax expense and are therefore net income neutral in the period. Please see the section "Regulation" for additional details.
Revenues

Three months ended March 31 (millions of dollars, except as otherwise noted)	2022	2021	Change
Transmission	520	448	16.1%
Distribution	1,517	1,354	12.0%
Total revenues	2,037	1,802	13.0%

Transmission	520	448	16.1%
Distribution revenues, net of purchased power[1]	503	460	9.3%
Total revenues, net of purchased power[1]	1,023	908	12.7%

Transmission: Average monthly Ontario 60-minute peak demand (MW)	20,677	19,937	3.7%
Distribution: Electricity distributed to Hydro One customers (GWh)	8,895	8,156	9.1%
1 Revenues, net of purchased power, is a non-GAAP financial measure. See the section “Non-GAAP Financial Measures”.
1 Revenues, net of purchased power, is a non-GAAP financial measure. See the section “Non-GAAP Financial Measures”.

2

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three months ended March 31, 2022 and 2021

Transmission Revenues
Transmission revenues increased by 16.1% during the quarter ended March 31, 2022, primarily due to the following:
•recovery of DTA amounts previously shared with ratepayers (DTA Recovery Amounts) and the adjustment to transmission rates effective January 1, 2022 to cease sharing of DTA amounts going forward, pursuant to the DTA Implementation Decision;
•higher peak demand; and
•higher revenues resulting from OEB-approved 2022 rates.
Distribution Revenues, Net of Purchased Power
Distribution revenues, net of purchased power,2 increased by 9.3% during the quarter ended March 31, 2022, primarily due to the following:
•higher revenues resulting from OEB-approved 2022 rates;
•DTA Recovery Amounts and the adjustment to distribution rates effective January 1, 2022 to cease sharing of DTA amounts going forward, pursuant to the DTA Implementation Decision; and
•higher energy consumption.
OM&A Costs

Three months ended March 31 (millions of dollars)	2022	2021	Change
Transmission	100	102	(2.0%)
Distribution	177	168	5.4%
Other	3	3	—%
	280	273	2.6%
Transmission OM&A Costs
Transmission OM&A costs of $100 million for the quarter ended March 31, 2022, were in-line with the prior year.

Distribution OM&A Costs
Distribution OM&A costs increased by 5.4% for the quarter ended March 31, 2022, primarily due to:
•higher allowance for doubtful accounts; and
•higher asset write-offs; partially offset by
•lower spend on lines maintenance work.
Depreciation, Amortization and Asset Removal Costs
Depreciation, amortization and asset removal costs increased by $14 million, or 6.3%, for the quarter ended March 31, 2022, primarily due to growth in capital assets as the Company continues to place new assets in-service, consistent with its ongoing capital investment program.
Income Tax Expense
Income tax expense was $80 million for the three months ended March 31, 2022, compared to $27 million for the comparable period last year. The $53 million increase in income tax expense for the three months ended March 31, 2022 was primarily attributable to:
•tax expense resulting from the DTA Implementation Decision; and
•higher pre-tax earnings; partially offset by
•higher deductible timing differences.
The Company realized an effective tax rate (ETR) of approximately 20.3% for the three months ended March 31, 2022 compared to approximately 9.0% realized in 2021, with the increase primarily attributable to the impacts of the DTA Implementation Decision.
2 Revenues, net of purchased power, is a non-GAAP financial measure. See the section “Non-GAAP Financial Measures”

3

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three months ended March 31, 2022 and 2021

QUARTERLY RESULTS OF OPERATIONS

Quarter ended (millions of dollars, except EPS and ratio)	Mar 31, 2022	Dec 31, 2021	Sep 30, 2021	Jun 30, 2021	Mar 31, 2021	Dec 31, 2020	Sep 30, 2020	Jun 30, 2020
Revenues	2,037	1,768	1,903	1,712	1,802	1,857	1,894	1,660
Purchased power	1,014	914	933	838	894	1,046	993	808
Revenues, net of purchased power[1]	1,023	854	970	874	908	811	901	852
Net income to common shareholder	312	159	302	240	271	164	290	1,108

Basic and diluted EPS	$2,193	$1,118	$2,123	$1,687	$1,905	$1,153	$2,039	$7,790

Earnings coverage ratio[2]	3.3	3.1	3.1	3.0	3.0	2.9	2.9	2.8
1    Revenues, net of purchased power is a non-GAAP financial measure. See the section “Non-GAAP Financial Measures”.
2    Earnings coverage ratio is a non-GAAP ratio. Non-GAAP ratios do not have a standardized meaning under GAAP, which is used to prepare the Company’s financial statements and might not be comparable to similar financial measures presented by other entities. See the section “Non-GAAP Financial Measures” for a discussion of this non-GAAP ratio and its component elements.
Variations in revenues and net income over the quarters are primarily due to the impact of seasonal weather conditions on customer demand and market pricing, as well as timing of regulatory decisions.
CAPITAL INVESTMENTS
The Company makes capital investments to maintain the safety, reliability and integrity of its transmission and distribution system assets and to provide for the ongoing growth and modernization required to meet the expanding and evolving needs of its customers and the electricity market. This is achieved through a combination of sustaining capital investments, which are required to support the continued operation of Hydro One’s existing assets, and development capital investments, which involve additions to both existing assets and large-scale projects such as new transmission lines and transmission stations.
Assets Placed In-Service
The following table presents Hydro One’s assets placed in-service during the three months ended March 31, 2022 and 2021:

Three months ended March 31 (millions of dollars)	2022	2021	Change
Transmission	120	48	150.0%
Distribution	105	106	(0.9%)
Total assets placed in-service	225	154	46.1%
Transmission Assets Placed In-Service
Transmission assets placed in-service increased by $72 million, or 150.0%, in the first quarter of 2022, primarily due to the following:
•investment placed in-service for the East-West Tie connection project;
•timing of assets placed in-service for station refurbishments and replacements work;
•higher volume of assets placed in-service to adhere to the North American Electric Reliability Corporation Critical Infrastructure Protection standards; and
•higher spend on spare transformer purchases.
Distribution Assets Placed In-Service
Distribution assets placed in-service decreased by $1 million, or 0.9%, in the first quarter of 2022, primarily due to the following:
•lower volume of wood pole replacements; partially offset by
•higher volume of work on customer connections.

4

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three months ended March 31, 2022 and 2021

Capital Investments
The following table presents Hydro One’s capital investments during the three months ended March 31, 2022 and 2021:

Three months ended March 31 (millions of dollars)	2022	2021	Change
Transmission
Sustaining	206	244	(15.6%)
Development	45	72	(37.5%)
Other	26	32	(18.8%)
	277	348	(20.4%)
Distribution
Sustaining	67	77	(13.0%)
Development	83	67	23.9%
Other	17	32	(46.9%)
	167	176	(5.1%)
Total capital investments	444	524	(15.3%)
Transmission Capital Investments
Transmission capital investments decreased by $71 million, or 20.4%, in the first quarter of 2022 compared to the first quarter of 2021. Principal impacts on the levels of capital investments included:
•investment in the new Ontario grid control centre in the City of Orillia and the new Lakeshore transmission station which were placed in service in 2021;
•lower volume of station refurbishments and replacements; and
•lower volume of wood pole replacements.
Distribution Capital Investments
Distribution capital investments decreased by $9 million, or 5.1%, in the first quarter of 2022 compared to the first quarter of 2021. Principal impacts on the levels of capital investments included:
•investment in the new Ontario grid control centre in the City of Orillia which was placed in service in 2021;
•lower volume of wood pole replacements; and
•lower spend on information technology (IT) initiatives; partially offset by
•higher spend on system capability reinforcement projects; and
•higher volume of work on customer connections.

5

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three months ended March 31, 2022 and 2021

Major Transmission Capital Investment Projects
The following table summarizes the status of significant transmission projects at March 31, 2022:

Project Name	Location	Type	Anticipated In-Service Date	Estimated Cost	Capital Cost To Date
			(year)	(millions of dollars)
Development Projects:
Wataynikaneyap Power LP Line Connection	Pickle Lake Northwestern Ontario	New stations and transmission connection	2022	33	14
East-West Tie Station Expansion[1]	Northern Ontario	New transmission connection and station expansion	2023	181	175
Waasigan Transmission Line[2]	Thunder Bay-Atikokan-Dryden Northwestern Ontario	New transmission line	2024	68	19
Leamington Area Transmission Reinforcement[3]	Leamington Southwestern Ontario	New transmission line and stations	2026	525	194

Sustainment Projects:
Beck #2 Transmission Station Circuit Breaker Replacement	Niagara area Southwestern Ontario	Station sustainment	2023	135	104
Cherrywood Transmission Station Circuit Breaker Replacement	Pickering Central Ontario	Station sustainment	2023	115	83
Bruce B Switching Station Circuit Breaker Replacement	Tiverton Southwestern Ontario	Station sustainment	2024	185	147
Middleport Transmission Station Circuit Breaker Replacement	Middleport Southwestern Ontario	Station sustainment	2025	113	99
Lennox Transmission Station Circuit Breaker Replacement	Napanee Southeastern Ontario	Station sustainment	2026	152	105
Esplanade x Terauley Underground Cable Replacement	Toronto Southwestern Ontario	Line sustainment	2026	117	7
1 Due to a revised timeline of project activities, the East-West Tie Station Expansion project is being placed in-service in phases, with the first phase placed in-service in 2021. Hydro One expects that a significant portion of the project will be placed in-service in 2022, with final project in-service expected in 2023.
2 The estimated cost of the Waasigan Transmission Line relates to the development phase of the project and the anticipated in-service date reflects the anticipated completion date of the development phase only. On May 4, 2022, Hydro One entered into an agreement with First Nations communities that provides them the opportunity to acquire 50% ownership in the project. Completion of the line remains subject to stakeholder consultation and regulatory approvals.
3 The Leamington Area Transmission Reinforcement project consists of the construction of a new double-circuit line between Chatham and Lakeshore and associated transmission stations and connections. The project is in various stages of development and construction, and as such the estimated cost is subject to change. The anticipated in-service dates for the line and stations are between 2022 and 2026.

6

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three months ended March 31, 2022 and 2021

Future Capital Investments
The Company estimates future capital investments based on management’s expectations of the amount of capital expenditures that will be required to provide transmission and distribution services that are efficient, reliable, and provide value for customers, consistent with the OEB’s Renewed Regulatory Framework.
The 2023 to 2027 transmission and distribution capital estimates differ from prior disclosures, reflecting the impacts of the update to Hydro One's evidence supporting the Joint Rate Application (JRAP) filed with the OEB on March 31, 2022 (See the section "Regulation" for further details). The projections and timing of transmission and distribution expenditures included in Hydro One's rate application for years 2023 to 2027 are subject to approval of the OEB.
The following tables summarize Hydro One’s annual projected capital investments for 2022 to 2027, by business segment and by category:

By business segment: (millions of dollars)	2022	2023	2024	2025	2026	2027
Transmission[1]	1,172	1,590	1,654	1,672	1,645	1,549
Distribution	677	1,079	1,103	1,197	1,145	1,141
Total capital investments[3]	1,849	2,669	2,757	2,869	2,790	2,690

By category: (millions of dollars)	2022	2023	2024	2025	2026	2027
Sustainment	1,203	1,842	1,892	1,922	1,926	1,893
Development[1]	483	556	637	717	626	585
Other[2]	163	271	228	230	238	212
Total capital investments[3]	1,849	2,669	2,757	2,869	2,790	2,690
1 Figures include investments in certain development projects of Hydro One Networks not included in the investment plan filed with the JRAP.
2 "Other" capital expenditures include investments in fleet, real estate, IT, and operations technology and related functions.
3 On March 29, 2021, the Independent Electricity System Operator (IESO) requested Hydro One initiate work to develop and construct a new transmission line between Chatham and Lambton (the St Clair Line) to support agricultural growth in Southwestern Ontario. On March 31, 2022, the Minister of Energy directed the OEB to amend Hydro One Networks' transmission licence to require it to develop and seek approvals for this and three other priority transmission lines to meet growing demand in Southwestern Ontario (see the section “Other Developments”). The future capital investments presented do not include capital expenditures of the three additional lines, as Hydro One is currently evaluating the scope and timing of this work.
SUMMARY OF SOURCES AND USES OF CASH
Hydro One’s primary sources of cash flows are funds generated from operations, capital market debt issuances and bank credit facilities that are used to satisfy Hydro One’s capital resource requirements, including the Company’s capital expenditures, servicing and repayment of debt, and dividend payments.

Three months ended March 31 (millions of dollars)	2022	2021
Cash provided by operating activities	430	513
Cash used in financing activities	(465)	(636)
Cash used in investing activities	(464)	(511)
Decrease in cash and cash equivalents	(499)	(634)
Cash provided by operating activities
Cash from operating activities decreased by $83 million for the first quarter of 2022 compared to the first quarter of 2021. The decrease was impacted by various factors, including the following:
•decrease in net working capital primarily attributable to higher receivables from the IESO associated with provincial funding programs and timing of cash deposits, partially offset by lower payables to the IESO in 2021 due to the lower Global Adjustment rate and higher rebates for green energy purchases; partially offset by
•higher pre-tax earnings; and
•the impacts of the DTA Implementation Decision recognized in the quarter.
Cash used in financing activities
Cash used in financing activities decreased by $171 million for the three months ended March 31, 2022 compared to 2021. This was impacted by various factors, including the following:
Sources of cash
•the Company received proceeds of $1,390 million from the issuance of short-term notes in the first quarter of 2022, compared to $815 million received in the same period last year.

7

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three months ended March 31, 2022 and 2021

Uses of cash
•the Company repaid $1,106 million of short-term notes in the first quarter of 2022, compared to $800 million repaid in the same period last year.
•the Company repaid $600 million of long-term debt in the first quarter of 2022, compared to $500 million repaid in the same period last year.
•common share dividends paid in the first quarter of 2022 were $157 million, compared to dividends of $149 million paid in the same period last year.
Cash used in investing activities
Cash used in investing activities decreased by $47 million for the three months ended March 31, 2022, compared to 2021 as a result of lower capital investments in the current year. Please see section "Capital Investments" for comparability of capital investments made by the Company during the three months ended March 31, 2022 compared to the prior year.
LIQUIDITY AND FINANCING STRATEGY
Short-term liquidity is provided through FFO,3 Hydro One’s commercial paper program, and the Company’s consolidated bank credit facilities. Under the commercial paper program, Hydro One is authorized to issue up to $2,300 million in short-term notes with a term to maturity of up to 365 days.
At March 31, 2022, Hydro One had $1,329 million in commercial paper borrowings outstanding, compared to $1,045 million outstanding at December 31, 2021. The Company also has revolving bank credit facilities (Operating Credit Facilities) with a total available balance of $2,300 million at March 31, 2022. On June 1, 2021, the maturity date for the Operating Credit Facilities was extended from 2024 to 2026. No amounts were drawn on the Operating Credit Facilities at March 31, 2022 or December 31, 2021. In January 2022, Hydro One successfully amended its Operating Credit Facilities to incorporate environmental, social and governance targets. The facilities now include a pricing adjustment which can increase or decrease Hydro One’s cost of funding based on its performance on certain Sustainability Performance Measures, which are related to Hydro One's sustainability goals. The Company may use the Operating Credit Facilities for working capital and general corporate purposes. The short-term liquidity under the commercial paper program, the Operating Credit Facilities, available cash on hand and anticipated levels of FFO3 are expected to be sufficient to fund the Company’s operating requirements.
At March 31, 2022, the Company had long-term debt outstanding in the principal amount of $12,629 million, which included $12,495 million of long-term debt issued by Hydro One and long-term debt in the principal amount of $134 million issued by HOSSM. The majority of long-term debt issued by Hydro One has been issued under its Medium Term Note (MTN) Program, as further described below. The Company's total long-term debt consists of notes and debentures that mature between 2023 and 2064, and at March 31, 2022, had a weighted-average term to maturity of approximately 15.5 years (December 31, 2021 - 15.1 years) and a weighted-average coupon rate of 3.9% (December 31, 2021 - 3.9%).
In April 2020, Hydro One filed a short form base shelf prospectus in connection with its MTN Program, which has a maximum authorized principal amount of notes issuable of $4,000 million, and expires in May 2022. At March 31, 2022, $1,900 million remained available for issuance under the MTN Program prospectus. A new MTN Program prospectus is expected to be filed in the first half of 2022.
Compliance
At March 31, 2022, the Company was in compliance with all financial covenants and limitations associated with the outstanding borrowings and credit facilities.

3 FFO is a non-GAAP financial measure. See the section “Non-GAAP Financial Measures”.

8

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three months ended March 31, 2022 and 2021

OTHER OBLIGATIONS
Off-Balance Sheet Arrangements
There are no off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.
Summary of Contractual Obligations and Other Commercial Commitments
The following table presents a summary of Hydro One’s debt and other major contractual obligations and commercial commitments:

As at March 31, 2022 (millions of dollars)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual obligations (due by year)
Long-term debt - principal repayments	12,629	603	1,231	850	9,945
Long-term debt - interest payments	8,281	491	952	879	5,959
Short-term notes payable	1,329	1,329	—	—	—
Pension contributions	632	98	219	226	89
Environmental and asset retirement obligations	139	32	41	19	47
Outsourcing and other agreements	171	102	50	5	14
Lease obligations	56	12	17	15	12
Long-term software/meter agreement	41	12	20	5	4
Total contractual obligations	23,278	2,679	2,530	1,999	16,070

Other commercial commitments (by year of expiry)
Operating Credit Facilities	2,300	—	—	2,300	—
Letters of credit[1]	179	179	—	—	—
Guarantees[2]	475	475	—	—	—
Total other commercial commitments	2,954	654	—	2,300	—
1 Letters of credit consist of $160 million letters of credit related to retirement compensation arrangements, a $12 million letter of credit provided to the IESO for prudential support, $4 million in letters of credit to satisfy debt service reserve requirements, and $3 million in letters of credit for various operating purposes.
2 Guarantees consist of $475 million prudential support provided to the IESO by Hydro One on behalf of its subsidiaries.
SHARE CAPITAL
Hydro One is authorized to issue an unlimited number of common shares. The amount and timing of any dividends payable by Hydro One is at the discretion of the Hydro One Board of Directors (Board) and is established on the basis of Hydro One’s results of operations, maintenance of its deemed regulatory capital structure, financial condition, cash requirements, the satisfaction of solvency tests imposed by corporate laws for the declaration and payment of dividends and other factors that the Board may consider relevant. At May 4, 2022, Hydro One had 142,239 issued and outstanding common shares.
The Company is authorized to issue an unlimited number of preferred shares, issuable in series. At May 4, 2022, the Company had no preferred shares issued and outstanding.

9

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three months ended March 31, 2022 and 2021

REGULATION
Electricity Rates - Joint Rate Application
In March 2018, the OEB issued a letter (OEB Letter) requesting Hydro One file a single application for distribution rates and transmission revenue requirement for the period from 2023 to 2027. The OEB Letter had indicated that Hydro One Remote Communities should be included in the single application, however, this requirement was later removed by the OEB.
On August 5, 2021, Hydro One Networks filed a custom JRAP for 2023-2027. The JRAP includes a proposed investment plan supporting the transmission and distribution revenue requirements. On March 31, 2022, Hydro One Networks filed updated evidence reflecting the impacts of updated inflation assumptions on the proposed investment plan as well as updated load forecasts. A decision is anticipated in the first quarter of 2023. The following table summarizes the key elements of Hydro One Networks' updated JRAP evidence filed with the OEB:

	Hydro One Networks - Transmission		Hydro One Networks - Distribution
Year	Rate Base (Forecast)	Revenue Requirement[1]	Rate Base (Forecast)	Revenue Requirement[1]
2023	$14,612 million	$1,849 million	$9,395 million	$1,669 million
2024	$15,517 million	$1,968 million	$10,031 million	$1,753 million
2025	$16,585 million	$2,063 million	$10,764 million	$1,832 million
2026	$17,603 million	$2,182 million	$11,478 million	$1,935 million
2027	$18,534 million	$2,267 million	$12,105 million	$2,025 million
1 Revenue requirement for 2023 to 2027 represents filing estimates utilizing the OEB's 2021 Allowed ROE of 8.34%. The ROE is calculated based on the Cost of Capital Parameters released by the OEB on November 9, 2020. ROE will be finalized towards the end of 2022.
Deferred Tax Asset
On March 7, 2019, the OEB issued its reconsideration decision (DTA Decision) with respect to Hydro One's rate-setting treatment of the benefits of the DTA resulting from the transition from the payments in lieu of tax regime to tax payments under the federal and provincial tax regimes. On April 5, 2019, the Company filed an appeal with the Ontario Divisional Court (ODC) with respect to the DTA Decision.
On July 16, 2020, the ODC rendered its decision (ODC Decision) in which it agreed with the submissions of Hydro One that the DTA should be allocated to shareholders in its entirety.
On April 8, 2021, the OEB rendered its DTA Implementation Decision regarding the recovery of the DTA amounts allocated to ratepayers for the 2017 to 2022 period. In its DTA Implementation Decision, the OEB approved recovery of the DTA amounts allocated to ratepayers and included in customer rates for the 2017 to 2021 period, plus carrying charges, over a two-year recovery period commencing on July 1, 2021. The recovery of the previously shared DTA amounts plus carrying charges is expected to result in FFO4 of approximately $135 million and $65 million in 2022 and 2023, respectively. In addition, the DTA Implementation Decision required that Hydro One adjust the transmission revenue requirement and the base distribution rates beginning January 1, 2022 to remove any further allocation of DTA amounts flowing to customers. This is expected to result in additional FFO4 of approximately $50 million in 2022, but will decline over time. The DTA Implementation Decision is also expected to result in an increase in the Company’s ETR to approximately 14% to 22% over the next five years, with the most significant impacts expected over the recovery period.
Hydro One Remote Communities
On November 3, 2021, Hydro One Remote Communities filed an application with the OEB seeking approval for a 2.2% increase to 2021 base rates, effective May 1, 2022. The application was subsequently updated to request a 3.3% increase to 2021 base rates to reflect the OEB’s annually updated inflation parameters for electricity distributors for 2022. On March 24, 2022, the OEB approved the application for rates and other charges to be effective May 1, 2022.

4 FFO is a non-GAAP financial measure. See the section “Non-GAAP Financial Measures”.

10

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three months ended March 31, 2022 and 2021

OTHER DEVELOPMENTS
Collective Agreements
In March 2022, Hydro One and the Canadian Union of Skilled Workers (CUSW) commenced collective bargaining with the official exchange of bargaining agendas. In-person negotiations for a renewal agreement remain ongoing at this time. The current Hydro One – CUSW collective agreement expired on April 30, 2022; this collective agreement will remain in place as negotiations continue.
In addition, Hydro One’s collective agreement with the Power Workers’ Union for Customer Service Operations expires on September 30, 2022. Planning for collective bargaining to renew this agreement is currently underway.
Supporting Broadband and Infrastructure Expansion Act, 2021
On March 4, 2021, the Province introduced Bill 257 (Supporting Broadband and Infrastructure Expansion Act, 2021) to create a new act entitled the Building Broadband Faster Act, 2021 that is aimed at supporting the timely deployment of broadband infrastructure within unserved and underserved rural Ontario communities. Bill 257 received Royal Assent on April 12, 2021. Bill 257 amends the Ontario Energy Board Act, 1998 (OEB Act) to provide the Province with regulation-making authority regarding the development of, access to, or use of electricity infrastructure for non-electricity purposes, including to reduce or fix the annual rental charge that telecommunications service providers must pay to attach their wireline broadband telecommunications attachments to utility poles, establish performance standards and timelines for how utilities must respond to attachment requests and require utilities to consider joint use of poles during planning processes. The Building Broadband Faster Act (BBFA) Guideline and regulations informing the legislative changes were published on November 30, 2021. The regulation regarding electricity infrastructure and designated broadband projects under the OEB Act came into force on April 21, 2022. The Company continues to be engaged with the Province on implementing an appropriate regulatory framework to support the published BBFA Guideline and regulations, including arrangements to sustain the Company’s revenues and recovery of reasonable associated costs. On December 16, 2021, the OEB issued a decision and order that lowered the annual wireline attachment rate for telecommunications carriers from $44.50 per attacher per pole to $34.76 per attacher per pole. On March 7, 2022, the Province introduced Bill 93 (Getting Ontario Connected Act, 2022). Bill 93 received Royal Assent on April 14, 2022. Bill 93 amends the BBFA to ensure that organizations that own underground utility infrastructure near a designated high-speed internet project provide timely access to their infrastructure data, which would allow internet service providers to quickly start work on laying down underground high-speed internet infrastructure. The Company will continue to assess the impact as more details become available.
Supporting Critical Transmission Infrastructure in Southwestern Ontario
On March 31, 2022, the Minister of Energy directed the OEB to amend Hydro One Networks' licence to require it to develop and seek approvals for four priority transmission line projects to meet growing electricity demand in Southwestern Ontario: the St. Clair Line (a 230kV line from Lambton Transformer Station (TS) to Chatham Switching Station (SS)); two 500 kV lines from Longwood TS to Lakeshore TS; and a 230kV line connecting the Windsor area to the Lakeshore TS.
NON-GAAP FINANCIAL MEASURES
Hydro One uses a number of financial measures to assess its performance. The Company presents FFO or “funds from operations” to reflect a measure of the Company’s cash flow and revenues, net of purchased power to reflect revenues net of the cost of purchased power. FFO, and revenues, net of purchased power are non-GAAP financial measures which do not have a standardized meaning prescribed by GAAP and might not be comparable to similar measures presented by other entities. They should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under GAAP.
Hydro One also uses financial ratios that are non-GAAP ratios such as debt to capitalization ratio and earnings coverage ratio. Non-GAAP ratios do not have a standardized meaning prescribed by GAAP and might not be comparable to similar measures presented by other entities. They should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under GAAP.

11

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three months ended March 31, 2022 and 2021

FFO
FFO is defined as net cash from operating activities, adjusted for (i) changes in non-cash balances related to operations, (ii) dividends paid on preferred shares, and (iii) distributions to noncontrolling interest. Management believes that FFO is helpful as a supplemental measure of the Company’s operating cash flows as it excludes timing-related fluctuations in non-cash operating working capital and cash flows not attributable to common shareholders. As such, management believes that FFO provides a consistent measure of the cash generating performance of the Company’s assets.
The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a consolidated basis.

Three months ended March 31 (millions of dollars)	2022	2021
Net cash from operating activities	430	513
Changes in non-cash balances related to operations	203	61
Distributions to noncontrolling interest	(4)	(2)
FFO	629	572
Revenues, Net of Purchased Power
Revenues, net of purchased power is defined as revenues less the cost of purchased power; distribution revenues, net of purchased power is defined as distribution revenues less the cost of purchased power. These measures are used internally by management to assess the impacts of revenue on net income and are considered useful because they exclude the cost of power that is fully recovered through revenues and therefore net income neutral.
The following tables provide a reconciliation of GAAP (reported) revenues to non-GAAP (adjusted) revenues, net of purchased power on a consolidated basis.

Quarter ended (millions of dollars)	Mar 31, 2022	Dec 31, 2021	Sep 30, 2021	Jun 30, 2021	Mar 31, 2021	Dec 31, 2020	Sep 30, 2020	Jun 30, 2020
Revenues	2,037	1,768	1,903	1,712	1,802	1,857	1,894	1,660
Less: Purchased power	1,014	914	933	838	894	1,046	993	808
Revenues, net of purchased power	1,023	854	970	874	908	811	901	852

Quarter ended (millions of dollars)	Mar 31, 2022	Dec 31, 2021	Sep 30, 2021	Jun 30, 2021	Mar 31, 2021	Dec 31, 2020	Sep 30, 2020	Jun 30, 2020
Distribution revenues	1,517	1,347	1,395	1,263	1,354	1,457	1,410	1,201
Less: Purchased power	1,014	914	933	838	894	1,046	993	808
Distribution revenues, net of purchased power	503	433	462	425	460	411	417	393
Debt to Capitalization Ratio
The Company believes that the debt to capitalization ratio is an important non-GAAP ratio in the management of its debt levels. This non-GAAP ratio does not have a standardized meaning under US GAAP and may not be comparable to similar measures presented by other entities. Debt to capitalization ratio has been calculated as total debt (including total long-term debt and short-term borrowings, net of cash and cash equivalents) divided by total debt plus total shareholder's equity, but excluding any amounts related to noncontrolling interest. Management believes that the debt to capitalization ratio is helpful as a measure of the proportion of debt in the Company's capital structure.

As at (millions of dollars)	March 31, 2022	December 31, 2021
Short-term notes payable	1,329	1,045
Add: bank indebtedness	12	—
Less: cash and cash equivalents	—	(499)
Long-term debt (current portion)	11,993	12,593
Long-term debt (long-term portion)	603	603
Total debt (A)	13,937	13,742

Shareholder's equity (excluding noncontrolling interest)	11,334	11,172
Total debt plus shareholder's equity (B)	25,271	24,914

Debt-to-capitalization ratio (A/B)	55.2%	55.2%

12

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three months ended March 31, 2022 and 2021

Earnings Coverage Ratio
Earnings coverage ratio is defined as earnings before income taxes and financing charges attributable to shareholder, divided by the sum of financing charges and capitalized interest, and is calculated on a rolling twelve-month basis. The Company believes that the earnings coverage ratio is an important non-GAAP measure in the management of its liquidity. This non-GAAP ratio does not have a standardized meaning under US GAAP and may not be comparable to similar measures presented by other entities.

Quarter ended (millions of dollars)	Mar 31, 2022	Dec 31, 2021	Sep 30, 2021	Jun 30, 2021	Mar 31, 2021	Dec 31, 2020	Sep 30, 2020	Jun 30, 2020
Year-to-date net income to common shareholder	312	972	813	511	271	1,792	1,628	1,338
Year-to-date income tax expense	80	179	125	54	27	(783)	(812)	(834)
Year-to-date financing charges	114	453	331	215	114	469	352	238
Earnings before income taxes and financing charges attributable to common shareholder	506	1,604	1,269	780	412	1,478	1,168	742

Twelve months ended (millions of dollars)	Mar 31, 2022	Dec 31, 2021	Sep 30, 2021	Jun 30, 2021	Mar 31, 2021	Dec 31, 2020	Sep 30, 2020	Jun 30, 2020
Earnings before income taxes and financing charges attributable to common shareholder (A)	1,698	1,604	1,579	1,516	1,526	1,478	1,503	1,457

Quarter ended (millions of dollars)	Mar 31, 2022	Dec 31, 2021	Sep 30, 2021	Jun 30, 2021	Mar 31, 2021	Dec 31, 2020	Sep 30, 2020	Jun 30, 2020
Financing charges	114	453	331	215	114	469	352	238
Capitalized interest	15	60	44	29	13	49	36	22
Financing charges and capitalized interest	129	513	375	244	127	518	388	260

Twelve months ended (millions of dollars)	Mar 31, 2022	Dec 31, 2021	Sep 30, 2021	Jun 30, 2021	Mar 31, 2021	Dec 31, 2020	Sep 30, 2020	Jun 30, 2020
Financing charges and capitalized interest (B)	515	513	505	502	516	518	516	518

Earnings coverage ratio = A/B	3.3	3.1	3.1	3.0	3.0	2.9	2.9	2.8
RELATED PARTY TRANSACTIONS
Hydro One is owned by Hydro One Limited. The Province is a shareholder of Hydro One Limited with approximately 47.2% ownership at March 31, 2022. The IESO, Ontario Power Generation Inc. (OPG), Ontario Electricity Financial Corporation (OEFC), the OEB and Acronym Solutions Inc. (Acronym Solutions) are related parties to Hydro One because they are controlled or significantly influenced by the Ministry of Energy or by Hydro One Limited. The following is a summary of the Company’s related party transactions during the three months ended March 31, 2022 and 2021:

Three months ended March 31 (millions of dollars)
Related Party	Transaction	2022	2021
IESO	Power purchased	778	639
	Revenues for transmission services	516	442
	Amounts related to electricity rebates	301	306
	Distribution revenues related to rural rate protection	61	62
	Distribution revenues related to supply of electricity to remote northern communities	9	9
OPG	Power purchased	6	4
	Revenues related to provision of services and supply of electricity	2	2
	Capital contribution received from OPG	2	2
OEFC	Power purchased from power contracts administered by the OEFC	1	—
OEB	OEB fees	2	2
Hydro One Limited	Dividends paid	157	149
	Stock-based compensation costs	1	2
	Cost recovery for services provided	—	2
Acronym Solutions	Services received – costs expensed	7	6
	Revenues for services provided	—	1

13

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three months ended March 31, 2022 and 2021

RISK MANAGEMENT AND RISK FACTORS
Hydro One is subject to numerous risks and uncertainties. Critical to Hydro One’s success is the identification, management, and to the extent possible, mitigation of these risks. Hydro One’s Enterprise Risk Management program assists decision-makers throughout the organization with the management of key business risks, including new and emerging risks and opportunities.
A discussion of the material risks relating to Hydro One and its business that the Company believes would be the most likely to influence an investor’s decision to purchase Hydro One’s securities can be found under the heading “Risk Management and Risk Factors” in the 2021 MD&A.
DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING
Management is responsible for establishing and maintaining adequate disclosure controls and procedures and internal control over financial reporting as defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings. Internal control, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and due to its inherent limitations, may not prevent or detect all misrepresentations.
There were no changes in the Company’s internal control over financial reporting during the three months ended March 31, 2022 that materially affected, or are reasonably likely to materially affect, the Company’s disclosure controls and procedures and internal control over financial reporting.
NEW ACCOUNTING PRONOUNCEMENTS
The following tables present Accounting Standards Updates (ASUs) issued by the Financial Accounting Standards Board that are applicable to Hydro One:
Recently Adopted Accounting Guidance

Guidance	Date issued	Description	Effective date	Impact on Hydro One
ASU 2020-06	August 2020	The update addresses the complexity associated with
applying US GAAP for certain financial instruments with
characteristics of liabilities and equity. The amendments
reduce the number of accounting models for convertible
		debt instruments and convertible preferred stock.	January 1 2022	No impact upon adoption
ASU 2021-05	July 2021	The amendments are intended to align lease classification requirements for lessors under Topic 842 with Topic 840's practice.	January 1, 2022	No impact upon adoption
ASU 2021-10	November 2021	The update addresses diversity on the recognition, measurement, presentation and disclosure of government assistance received by business entities.	January 1, 2022	No impact upon adoption
Recently Issued Accounting Guidance Not Yet Adopted

Guidance	Date issued	Description	Effective date	Anticipated Impact on Hydro One
ASU 2021-08	October 2021	The amendments address how to determine whether a contractual obligation represents a liability to be recognized by the acquirer in a business combination.	January 1, 2023	Under assessment
ASU 2022-02	March 2022	The amendments eliminate the troubled debt restructuring (TDR) accounting model for entities that have adopted Topic 326 Financial Instrument – Credit Losses and modifies the guidance on vintage disclosure requirements to require disclosure of current-period gross write-offs by year of origination.	January 1, 2023	Upon adoption, the Company will disclose the current period gross write-offs by year of origination relating to its accounts receivable

14

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three months ended March 31, 2022 and 2021

FORWARD-LOOKING STATEMENTS AND INFORMATION
The Company’s oral and written public communications, including this document, often contain forward-looking statements that are based on current expectations, estimates, forecasts and projections about the Company’s business, the industry, regulatory and economic environments in which it operates, and includes beliefs and assumptions made by the management of the Company. Such statements include, but are not limited to, statements regarding: the Company’s transmission and distribution rate applications including the JRAP and its proposed investment plan, resulting and related decisions including the DTA Implementation Decision, as well as resulting rates, recovery and expected impacts and timing; expectations about the Company’s liquidity and capital resources and operational requirements; the Operating Credit Facilities; expectations regarding the Company’s financing activities; the Company’s maturing debt; the Company’s ongoing and planned projects, initiatives and expected capital investments, including expected results, costs and in-service and completion dates; contractual obligations and other commercial commitments; collective bargaining and agreements, including the renewal and expiry thereof; Bill 257 and Bill 93, related regulations and the expected timing and impacts; future pension contributions; non-GAAP financial measures; internal controls over financial reporting and disclosure; recent accounting-related guidance and anticipated impacts; and the MTN Program, including the expected timing for filing of a new prospectus. Words such as “expect”, “anticipate”, “intend”, “attempt”, “may”, “plan”, “will”, “would”, “believe”, “seek”, “estimate”, “goal”, “aim”, “target”, and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking statements. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking statements, except as required by law.
These forward-looking statements are based on a variety of factors and assumptions including, but not limited to, the following: the scope of the COVID-19 pandemic and duration thereof as well as the effect and severity of corporate and other mitigation measures on the Company’s operations, supply chain or employees; no unforeseen changes in the legislative and operating framework for Ontario’s electricity market or for Hydro One specifically; favourable decisions from the OEB and other regulatory bodies concerning outstanding and future rate and other applications; no unexpected delays in obtaining the required approvals; no unforeseen changes in rate orders or rate setting methodologies for the Company’s distribution and transmission businesses; continued use of US GAAP; a stable regulatory environment; no unfavourable changes in environmental regulation; no significant changes to the Company's current credit ratings; no unforeseen impacts of new accounting pronouncements; no changes to expectations regarding electricity consumption; no unforeseen changes to economic and market conditions; recoverability of costs and expenses related to the COVID-19 pandemic, including the costs of customer defaults resulting from the pandemic; completion of operating and capital projects that have been deferred; and no significant event occurring outside the ordinary course of business. These assumptions are based on information currently available to the Company, including information obtained from third-party sources. Actual results may differ materially from those predicted by such forward-looking statements. While Hydro One does not know what impact any of these differences may have, the Company’s business, results of operations, financial condition and credit stability may be materially adversely affected. Factors that could cause actual results or outcomes to differ materially from the results expressed or implied by forward-looking statements include, among other things:
•a significant expansion in length or severity of the COVID-19 pandemic, including the spread of its variants, restricting or prohibiting the Company’s operations or significantly impacting the Company’s supply chain or workforce;
•severity of mitigation measures related to the COVID-19 pandemic;
•delays in completion of and increases in costs of operating and capital projects;
•regulatory risks and risks relating to Hydro One’s revenues, including risks relating to rate orders and the rate-setting models for transmission and distribution, actual performance against forecasts and capital expenditures, competition with other transmitters and other applications to the OEB, the recoverability of total compensation costs or denials of applications;
•risks associated with the Province’s share ownership of Hydro One's parent corporation and other relationships with the Province, including potential conflicts of interest that may arise between Hydro One, the Province and related parties, risks associated with the Province’s exercise of further legislative and regulatory powers in the implementation of the Hydro One Accountability Act, risks relating to the ability of the Company to attract and retain qualified executive talent or the risk of a credit rating downgrade and its impact on the Company’s funding and liquidity;
•risks relating to the location of the Company’s assets on reserve (as defined in the Indian Act (Canada)) (Reserve) lands and the risk that Hydro One may incur significant costs associated with transferring assets located on Reserves;
•the risk that the Company may be unable to comply with regulatory and legislative requirements or that the Company may incur additional costs for compliance that are not recoverable through rates;
•the risk of exposure of the Company’s facilities to the effects of severe weather conditions, natural disasters, man-made events or other unexpected occurrences for which the Company is uninsured or for which the Company could be subject to claims for damage;
•the risk of non-compliance with environmental regulations and inability to recover environmental expenditures in rate applications and the risk that assumptions that form the basis of the Company’s recorded environmental liabilities and related regulatory assets may change;

15

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three months ended March 31, 2022 and 2021

•risks associated with information system security and maintaining complex information technology (IT) and operational technology (OT) system infrastructure, including system failures or risks of cyber-attacks or unauthorized access to corporate IT and OT systems;
•the risk of labour disputes and inability to negotiate or renew appropriate collective agreements on acceptable terms consistent with the Company’s rate decisions;
•risks related to the Company’s work force demographic and its potential inability to attract and retain qualified personnel;
•the risk that the Company is not able to arrange sufficient cost-effective financing to repay maturing debt and to fund capital expenditures;
•risks associated with fluctuations in interest rates and failure to manage exposure to credit and financial instrument risk;
•risks associated with economic uncertainty and financial market volatility;
•the risk that the Company may not be able to execute plans for capital projects necessary to maintain the performance of the Company’s assets or to carry out projects in a timely manner or the risk of increased competition for the development of large transmission projects or legislative changes affecting the selection of transmitters;
•risks associated with asset condition, capital projects and innovation, including public opposition to or delays or denials of the requisite approvals and accommodations for the Company’s planned projects;
•the risk of failure to mitigate significant health and safety risks;
•the risk of not being able to recover the Company’s pension expenditures in future rates and uncertainty regarding the future regulatory treatment of pension, other post-employment benefits and post-retirement benefits costs;
•the impact of the ownership by the Province of lands underlying the Company’s transmission system;
•the risk associated with legal proceedings that could be costly, time-consuming or divert the attention of management and key personnel from the Company’s business operations;
•the impact if the Company does not have valid occupational rights on third-party owned or controlled lands and the risks associated with occupational rights of the Company that may be subject to expiry;
•risks relating to adverse reputational events or political actions;
•the potential that Hydro One may incur significant expenses to replace functions currently outsourced if agreements are terminated or expire before a new service provider is selected;
•risks relating to acquisitions, including the failure to realize anticipated benefits of such transaction at all, or within the time periods anticipated, and unexpected costs incurred in relation thereto;
•the inability to prepare financial statements using US GAAP; and
•the risk related to the impact of any new accounting pronouncements.
Hydro One cautions the reader that the above list of factors is not exhaustive. Some of these and other factors are discussed in more detail in the section entitled “Risk Management and Risk Factors” in the 2021 MD&A.
In addition, Hydro One cautions the reader that information provided in this MD&A regarding the Company’s outlook on certain matters, including potential future investments, is provided in order to give context to the nature of some of the Company’s future plans and may not be appropriate for other purposes.
Additional information about Hydro One, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com, the US Securities and Exchange Commission’s EDGAR website at www.sec.gov/edgar.shtml, and the Company’s website at www.HydroOne.com/Investors.

16